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                              June 15, 2021

       Chamath Palihapitiya
       Chief Executive Officer
       Social Capital Suvretta Holdings Corp. I
       2850 W. Horizon Ridge Parkway, Suite 200
       Henderson, NV 89052

                                                        Re: Social Capital
Suvretta Holdings Corp. I
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 9, 2021
                                                            File No. 333-256723

       Dear Mr. Palihapitiya:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your revised disclosure regarding the anticipated sale of up to five percent of the securities via SoFi
Securities    online brokerage platform. Please revise the risk factor
                                                        section to address
separately the risks to investors that purchase through the SoFi platform, including,
for instance, the risk that such purchasers may be subject to additional fees and restrictions.
In this regard, please further clarify what you mean by    risks related
                                                        to the technology and
operation of the platform, and the publicity and the use of social media by users of the
platform that [you] cannot control.    For example, does the platform
                                                        fail to meet regulatory
or technological safeguards? What is the nature of the risk
                                                        resulting from social
media?
 Chamath Palihapitiya
Social Capital Suvretta Holdings Corp. I
June 15, 2021
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                          Sincerely,
FirstName LastNameChamath Palihapitiya
                                                      Division of Corporation
Finance
Comapany NameSocial Capital Suvretta Holdings Corp. I
                                                      Office of Real Estate &
Construction
June 15, 2021 Page 2
cc:       Raaj S. Narayan, Esq.
FirstName LastName